UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2026.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

8400 NW 36th Street, Suite 530

Doral, FL 33166

United States

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
______

1.	Press release dated March 25, 2026.

Item 1

Convening Notice for Annual General Meeting of Shareholders

MILLICOM INTERNATIONAL CELLULAR S.A.
Registered Address:
148-150, Boulevard de la Pétrusse
L-2330, Grand Duchy of Luxembourg
– R.C.S. Luxembourg: B40630 –

I. NOTICE

The annual general meeting (“AGM”) of the shareholders of MILLICOM INTERNATIONAL CELLULAR S.A. (“Millicom” or the “Company”) is hereby convened to be held at Luxembourg Marriott Hotel Alfa, 16, Place de la Gare, L-1616 Luxembourg on Wednesday, May 20, 2026, at 1:00 p.m. Central European Time ("CET").

To attend the AGM or vote by proxy, please follow the instructions in section IV: “Right to participate at the AGM”.

The AGM will consider and vote on the agenda points listed below. Please refer to section IX: “Notes to the Agenda Points of the AGM” to find detailed information about these proposals.

II. AGENDA

1.	To elect the chair of the AGM and to empower the chair of the AGM to appoint the other members of the bureau of the meeting. [Note]

2.	To receive the management reports of the board of directors (the “Board”) and the reports of the external auditor on the annual accounts and the consolidated accounts for the year ended December 31, 2025.

3.	To approve the annual accounts and the consolidated accounts for the year ended December 31, 2025.

4.	To allocate the results of the year ended December 31, 2025, to the unappropriated net profits to be carried forward. [Note]

5.	To approve the distribution by Millicom of a dividend of USD 3 per share to be paid in four equal installments on or around July 15, 2026, October 15, 2026, January 15, 2027, and April 15, 2027. [Note]

6.	To discharge all the Directors of Millicom for the performance of their mandates during the year ended December 31, 2025. [Note]

7.	To set the number of Directors at 8. [Note]

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8.	To re-elect Pierre Alain Allemand as a Director for a term ending at the annual general meeting to be held in 2027 (the "2027 AGM"). [Note]

9.	To re-elect María Teresa Arnal as a Director for a term ending at the 2027 AGM. [Note]

10.	To re-elect Bruce Churchill as a Director for a term ending at the 2027 AGM. [Note]

11.	To re-elect Justine Dimovic as a Director for a term ending at the 2027 AGM.[Note]

12.	To re-elect Pierre-Emmanuel Durand as a Director for a term ending at the 2027 AGM. [Note]

13.	To re-elect Maxime Lombardini as a Director for a term ending at the 2027 AGM. [Note]

14.	To re-elect Jules Niel as a Director for a term ending at the 2027 AGM. [Note]

15.	To re-elect Blanca Treviño de Vega as a Director for a term ending at the 2027 AGM. [Note]

16.	To re-elect Maxime Lombardini as Chair of the Board for a term ending at the 2027 AGM. [Note]

17.	To approve the Directors’ remuneration for the period from the AGM to the 2027 AGM. [Note]

18.	To re-elect KPMG Audit SARL and KPMG LLP (collectively, “KPMG”) as the external auditor for a term ending on the date of the 2027 AGM and to approve the external auditor remuneration to be paid against an approved account. [Note]

19.	To approve the Share Repurchase Plan. [Note]

III. KEY DATES

May 6, 2026	Voting Record Date and deadline to submit the Notification Form for attendance in person
May 15 2026	Deadline to submit proxies
May 15, 2026	Deadline to propose additional items to the agenda
May 20, 2026	AGM

IV. RIGHT TO PARTICIPATE AT THE AGM

The holders of Millicom shares traded on the Nasdaq Stock Market in the US (“Nasdaq US”) under the ticker symbol TIGO (“Shareholders”) that are registered with Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), including those held by Cede & Co (“DTCC”) on May 6, 2026, at 24.00 CET (the "Voting Record Date") are eligible to participate/vote at the AGM 1. Instructions for Shareholders to participate and vote are shown below.

1 However, notwithstanding anything to the contrary herein, the Bureau of the AGM shall have the discretionary power to exceptionally accept the voting of a shareholder at the AGM, even if the relevant proxy or notification form have a formal deficiency or was received after the deadlines contained herein.

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Shareholders eligible to participate and vote

Participation and voting at the AGM is reserved for Shareholders duly registered with Broadridge, on the Voting Record Date at 24.00 CET, and who comply with these procedures.

Beneficial owners of shares that are registered in the name of a nominee or broker have the right to instruct their nominee or broker on how to vote with a voter instruction form (“VIF”), or as may otherwise be established by the nominee or broker. Beneficial owners who wish to attend the AGM must provide their control number or request the nominee or broker that appears as the registered shareholder on the Voting Record Date to issue a legal proxy which allows the beneficial owner to vote their shares directly. Beneficial owners who do not vote via their brokers/nominees, or do not provide their control number or do not have a legal proxy are not eligible to vote.

Ways to participate and deadline

1.

By proxy: shareholders may submit the Proxy Form containing their voting instructions, such that it is received no later than May 15, 2026.

2.

In person: shareholders may submit the Notification Form to attend the AGM in person, such that it is received no later than on the Voting Record Date (May 6).

Channels to submit the Proxy Form and the Notification Form

1.

Online (only for Proxy Form): The Company has sent by post the invitation letter and the Proxy Form needed to vote at the AGM. The Proxy Form includes a control number. Votes can be cast online using the control number at https://east.proxyvote.com/pv/web.

If you consider that you are eligible to vote but you have not received the control number by post and you would like to submit your vote online, please contact Millicom at information@millicom.com.

2.

By post: The Proxy Form and the Notification Form can be submitted by post. The original completed, dated, and signed forms should be mailed to the address provided in the form. Shareholders who choose to send the forms by post should also send a scanned copy to information@millicom.com.

3.

By e-mail (only for the Notification Form): Download the  Notification Form from the Millicom Website: https://www.millicom.com/our-company/governance/shareholder-meetings/. Complete, date and sign the form using an electronic signature, and send the signed form to information@millicom.com.

Proxy Forms, Notification Form and all supporting documents can be downloaded from Millicom’s website: https://www.millicom.com/our-company/governance/shareholder-meetings/.

Evidence of authority (for Notification Forms only)
If a shareholder is a legal entity, the Notification Form must be signed by a duly authorized person and sufficient evidence of the signatory’s legal power of representation must be provided. Any physical attendee at the AGM will need to bring original identification documentation (e.g., passport).

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V. SHARE CAPITAL, QUORUM, AND MAJORITY

As of March 20, 2026, Millicom had 169,000,000 outstanding shares, each with nominal value of USD 1.50, and each share is entitled to one vote. As of March 20, 2026, Millicom held 1,458,556 shares in treasury. The number of shares held in treasury by Millicom will be updated on the Voting Record Date to calculate the voting results. Voting rights attached to shares held in treasury are suspended by law.

There is no quorum requirement for the AGM. The AGM agenda items are adopted by a simple majority of the shares present or represented (excluding abstentions).

VI. RIGHT TO PROPOSE NEW ITEMS TO THE AGENDA

One or several shareholders representing, individually or collectively, at least 10% of the share capital of Millicom reserve the right to add one or more additional items to the agenda of the AGM.

Such request shall be sent to the registered office of Millicom by registered mail, at least five days prior to holding of the AGM, i.e. no later than May 15, 2026. These rights shall be exercised in writing and such request shall be sent to the registered office of Millicom, attention: Company Secretary, by registered mail, and by e-mail to information@millicom.com

VII. ABILITY TO ASK QUESTIONS AHEAD OF THE AGM

Shareholders have the right to ask questions about items on the agenda of the AGM ahead of the meeting. The Company will, on a reasonable-efforts basis, provide responses to the questions on the Company’s website. Questions must be received by the Company by May 15, 2026. Questions must be sent by e-mail to: information@millicom.com and include the shareholder’s full name and address, and proof of ownership of Millicom shares on the Voting Record Date.

VIII. SUPPORTING DOCUMENTS AND INFORMATION

The following documents and information related to the AGM are available to shareholders at the Registered Address of Millicom and on Millicom's website https://www.millicom.com/our-company/corporate-governance/shareholder-meetings/2025

-	this Convening Notice;

-	the Proxy Form and the Notification Form;

-	Millicom’s annual accounts and consolidated accounts for the year ended December 31, 2025, together with the management report(s) of the Board and the report(s) of the external auditor on the annual accounts and consolidated accounts;

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-	U.S. General Federal Income Tax Considerations for U.S. holders of Millicom shares; and

-	the Nomination, Talent and Compensation Committee's motivated statement explaining its proposals regarding the Board and information on the proposed Directors.

Shareholders may also receive a copy of the above-mentioned documents by sending a request by mail to the Millicom Registered Address, attention: Company Secretary, or by e-mail to information@millicom.com.

IX. NOTES TO THE AGENDA POINTS OF THE AGM

AGM – item 1: CHAIR OF THE MEETING

Millicom's Nomination, Talent and Compensation Committee proposes Mr. Maxime Lombardini, Chair of the Board to preside over the AGM.

In the event of Mr. Maxime Lombardini’s absence, the members of the Board present at the AGM shall be empowered to appoint from amongst the persons present at the AGM the individual who will preside over the AGM.

The chair of the AGM shall be empowered to appoint, from among the persons present or virtually present at the meeting, the other members of the bureau of the meeting (i.e., the Secretary and the Scrutineer).

AGM – item 4-5: RESULTS ALLOCATION AND DIVIDEND DISTRIBUTION

On a parent-company basis, Millicom generated a profit of USD 1,203,488,812, for the fiscal year ended December 31, 2025 (the “2025 Results”). Millicom further has unappropriated net profits carried forward USD 1,516,871,900 (the “Profits Carried Forward”).

On August 6, 2025, the Board declared USD 2.5 per share interim dividend (the “Interim Dividend”) amounting to approximately USD 422,500,000*, based on the interim report as of June 30, 2025, to be paid in two equal instalments on October 15, 2025 (the “First Installment Interim Dividend”) and April 15, 2026 (the “Second Installment Interim Dividend”).

In compliance with 1915 Law, the Board further proposes to allocate the 2025 Results to unappropriated net profits to be carried forward, with the interim dividend being paid out of the Company’s net profit brought forward account. Taking into account the 2025 Results and the Profits Carried Forward, and after deducting the Interim Dividend, the Company would have an unappropriated net profit of USD 2,297,860,712 that will be carried forward to the following financial year.

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Furthermore, the Board proposes that the AGM acknowledges the Interim Dividend, and declares the distribution of an annual dividend from unappropriated net profits of USD 3 per share to Millicom shareholders (the “Annual Dividend”), in accordance with articles 23 of the Company’s articles of association and applicable law, to be paid in four equal installments on or around July 15, 2026, October 15, 2026, January 15, 2027, and April 15, 2027, respectively, amounting to approximately USD 507 million*.

The Board further proposes that the AGM acknowledges that, upon a decrease of Millicom's leverage below 2.5x, the Board would review the possibility of paying an additional interim dividend or share buy back.

*Note: the exact figure will depend on the amount of outstanding share capital and the number of treasury shares as of the relevant dividend record date for each installment.

Sufficient reserves. The annual accounts of Millicom for the year ended on December 31, 2025, show that Millicom has sufficient funds available, in accordance with applicable law, to distribute the proposed Annual Dividend, which represents an aggregate amount of approximately USD 507 million*. The Board of Directors confirms that, in the absence of losses incurred by Millicom from January 1, 2026, reducing the said unappropriated net profits below an amount of USD 507 million, and taking into consideration the Second Installment Interim Dividend, the total proposed USD 3 per share dividend can be paid out of the unappropriated net profit (i.e. available reserves) at the date of the AGM.

Tax. In accordance with Luxembourg income tax law, the payment of the dividend will be subject to a 15% withholding tax. Millicom will withhold the 15% withholding tax and pay this amount to the Luxembourg tax administration. The dividend will be paid net of withholding tax. However, a reduced withholding tax rate may be foreseen in a double tax treaty concluded between Luxembourg and the country of residence of the shareholder, or an exemption may be available in cases where the Luxembourg withholding tax exemption regime conditions are fulfilled. These shareholders should contact their advisors regarding the procedure and the deadline for a potential refund of the withholding tax from the Luxembourg tax administration. The United States Federal Income Tax Considerations for U.S. holders of Millicom shares can be found on Millicom’s website.

1.	First Installment Dividend Payment

1.1.	First Installment Dividend Record Date: July 8, 2026, at 23.59 CET. The first dividend installment will be paid to shareholders who are registered in the U.S. with Broadridge (including DTCC) on July 8, 2026, at 23.59 CET.

1.2.	First Installment Dividend Ex-Dividend Date: July 8, 2026. The last trading day on which shares acquired will be eligible to receive the first instalment of the dividend payment will be July 7, 2026.

1.3.	First Installment Dividend Payment Date: July 15, 2026. The first installment of dividend payment for the amount of 0.75 per share will be paid in USD on or around July 15, 2026.

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2.	Second Installment Dividend Payment

2.1.	Second Installment Dividend Record Date: October 8, 2026, at 23.59 CET. The second dividend installment will be paid to shareholders who are registered in the U.S. with Broadridge (including DTCC), on October 8, 2026, at 23.59 CET).

2.2.	Second Installment Ex-Dividend Date: October 8, 2026. The last trading day on which shares acquired will be eligible to receive the second installment of dividend payment, will be October 7, 2026.

2.3.	Second Installment Dividend Payment Date: October 15, 2026. The second installment of dividend payment for the amount of 0.75 per share will be paid in USD on or around October 15, 2026.

3.	Third Installment Dividend Payment

3.1.	Third Installment Dividend Record Date: January 8, 2027, at 23.59 CET. The third dividend installment will be paid to shareholders who are registered in the US with Broadridge (including DTCC), on January 8, 2027, at 23.59 CET.

3.2.	Third Installment Ex-Dividend Date: January 8, 2027. The last trading day on which shares acquired will be eligible to receive the third installment of dividend payment, will be January 7, 2027.

3.3.	Third Installment Dividend Payment Date: January 15, 2027. The third installment of dividend payment for the amount of 0.75 per share will be paid in USD on or around January 15, 2027.

4.	Fourth Installment Dividend Payment

4.1.	Fourth Installment Dividend Record Date: April 8, 2027, at 23.59 CET. The third dividend installment will be paid to shareholders who are registered in the US with Broadridge (including DTCC), on April 8, 2027, at 23.59 CET.

4.2.	Fourth Installment Ex-Dividend Date: April 8, 2027. The last trading day on which shares acquired will be eligible to receive the fourth installment of dividend payment, will be April 7, 2027.

4.3.	Fourth Installment Dividend Payment Date: April 15, 2027. The fourth installment of dividend payment for the amount of 0.75 per share will be paid in USD on or around April 15, 2027.

AGM – item 6: DISCHARGE OF DIRECTORS FOR THEIR PERFORMANCE

To discharge of all the current and former Directors of Millicom who served at any point in time during the financial year ended December 31, 2025, for the performance of their mandates.

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AGM – items 7-16: ELECTION OF THE DIRECTORS

The Nomination, Talent and Compensation Committee proposes that the Board shall consist of eight (8) directors and that Pierre Alain Allemand, María Teresa Arnal, Bruce Churchill, Justine Dimovic, Pierre-Emmanuel Durand, Maxime Lombardini, Jules Niel and Blanca Treviño de Vega be re-elected as Directors of Millicom for the term beginning at the AGM and ending at the 2027 AGM.

The Nomination, Talent and Compensation Committee, supported by the Board, proposes that Maxime Lombardini be elected as Chair of the Board for a term beginning at the AGM and ending at the 2027 AGM.

The motivated statement regarding the Board’s composition is available on Millicom's website.

AGM – item 17: DIRECTORS’ REMUNERATION POLICY AND FEES

Directors’ Remuneration Policy

In proposing remuneration for the Directors, the Nomination, Talent and Compensation Committee considers many factors, including the size and complexity of the business, the number of board and committee meetings, the amount of responsibility related to each role, regulatory requirements, as well as market practice.

Directors appointed to Board Committees receive cash-based compensation for each appointment. Share-based compensation is also provided to Board members in the form of fully paid-up shares of Millicom common stock. There are no retention, vesting or other conditions attached to the shares. Such shares are provided from the Company’s treasury shares or alternatively issued within Millicom’s authorized share capital exclusively in exchange for allocation from the premium reserve (i.e., for nil consideration from the relevant Directors). Share-based compensation is calculated by dividing the approved remuneration by the average Millicom closing share price on the Nasdaq Stock Market in the US for the three-month period ending on April 30, 2026, provided that shares shall not be issued below par value.

Directors’ Remuneration

	Number of paid positions	Cash (USD)	Shares (USD)	Total cost 2026-2027
Chair of the Board (1 individual)*	1	250,000		250,000
Board members (7 members)*	4	55,000	105,000	640,000
Audit and Compliance Committee chair (1 individual)**	1	45,000	-	45,000
Audit and Compliance Committee members (2 members)**	2	22,500	-	45,000
Compensation and Talent Committee chair (1 individual)**	1	25,000	-	25,000
Compensation and Talent Committee members (2 members)**	1	12,500	-	12,500
Total				1,017,500

The Nomination, Talent and Compensation Committee proposes the compensation for the period from the date of the AGM to the date of the 2027 AGM remains unchanged, as follows:

* Remuneration not payable if the Board member receives compensation as an employee of Millicom (not currently applicable).

**Remuneration not payable to Directors affiliated to Atlas, except for the Chair of the Board

***Final number of committee members to be set by the Board and subject to modification.

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AGM – item 18: ELECTION OF THE AUDITOR AND FEES

The Board of Directors proposes that KPMG be re-elected as external auditor for a term beginning at the AGM and ending at the 2027 AGM; and that the auditor’s remuneration be paid against an approved account.

AGM – item 19: SHARE REPURCHASE PLAN

The Board proposed that the meeting resolves to approve a share repurchase plan on the  terms outlined below, to provide flexibility to support the Company’s long-term capital allocation strategy by allowing Millicom to repurchase its own shares within defined legal and financial limits as follows:.

1.	To authorize the Board, at any time between May 20, 2026 and the date of the 2027 annual general meeting of shareholders, to repurchase Millicom's common shares, hereafter individually and collectively referred to as the “Shares”, in accordance with applicable laws and regulations in force, and in particular the Luxembourg law of 10 August 1915 on commercial companies, as amended from time to time (the "Luxembourg Commercial Companies Law") (the " Share Repurchase Plan"), and subject to the following conditions:

2.	The transactions under the Share Repurchase Plan may be carried out by any permitted means, including but not limited to entering into market, off-market, over-the-counter and mutual agreement transactions, through payment in cash or in kind, using distributable profits, available reserves, new shares issue, derivative financial instruments or any other financing mechanism.

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3.	While the primary purpose of the Share Repurchase Plan is set out below, the Share Repurchase Plan may be carried out for all purposes allowed, or which would become authorized by, the applicable law and regulations.

4.	The maximum number of Shares that may be acquired shall not exceed ten per cent (10%) of Millicom's outstanding share capital as of the date when the start of the share repurchase program is announced by press release.

5.	Repurchase transactions under the Share Repurchase Plan may be made at acquisition prices per Share as follows:

a.	For Shares repurchased on a regulated market where the shares are traded, the price per Share shall be within the registered interval for the share price prevailing at any time (the so-called spread), that is, the interval between the highest buying rate and the lowest selling rate of the Shares on the market on which the purchases are made.

b.	For any other Shares repurchased, the price per share may not exceed 110% of the most recent closing trading price of the Shares on the Nasdaq Stock Market in the U.S., provided that the minimum repurchase price is above USD 1.5.--).

6.	The Share Repurchase Plan may not have the effect of reducing Millicom's net assets and reserves under the limit required by the Luxembourg Commercial Companies Law or the Articles of Association of the Company.

7.	Only fully paid-up Shares may be included in repurchase transactions made under the Share Repurchase Plan.

The primary purposes of this resolution are to provide the Board with more options in its efforts to deliver long-term shareholder value and total shareholder return, and to provide a method to secure availability of Shares for Board remuneration and Millicom’s share-based incentive plans.

The Board is hereby authorized to:

(i)	transfer all or part of the Shares repurchased under the Share Repurchase Plan to employees of the Millicom Group in connection with any existing or future Millicom share-based incentive plans,

(ii)	cancel the repurchased Shares and Shares held in treasury from Shares repurchased under previous Share repurchase plans,

(iii)	use the purchased Shares to meet obligations arising from debt financial instruments exchangeable into equity instruments,

(iv)	use the repurchased Shares as consideration for merger and acquisition purposes, including joint ventures and the buy-out of minority interests in Millicom’s subsidiaries or joint ventures, as the case may be, in accordance with the limits set out in the Luxembourg Commercial Companies Law, and

(v)	any other purpose not expressly prohibited by applicable law.

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All powers are hereby granted to the Board, with the power to delegate and substitute, to ensure the implementation of this authorization, conclude all agreements, carry out all formalities and make all declarations with regard to all authorities and, generally, do all that is necessary or proper for the execution of any decisions made in connection with this authorization.

The Share Repurchase Plan supersedes and replaces all other previous share repurchase plans of Millicom, which are deemed cancelled.

Board of Directors	March 25, 2026

The personal data of shareholders collected from the share register, notification of attendance to the AGM  as well as information regarding representatives and advisors will be used for registration, drawing up of voting list for the AGM and, where applicable, minutes from the AGM . The personal data will be processed in accordance with the General Data Protection Regulation (Regulation (EU) 2016/679 of the European Parliament and of the Council).

For more information, please contact:

AGM Inquiries: Maria Florencia Maiori, Senior Legal Counsel information@millicom.com

Press: Sofia Corral, Director Corporate Communications press@millicom.com	Investors: Luca Pfeifer, VP Investor Relations investors@millicom.com

About Millicom

Millicom (NASDAQ: TIGO) is a leading provider of fixed and mobile telecommunications services in Latin America. Through its TIGO® and Tigo Business® brands, the company provides a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, highspeed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2025, Millicom, including its Honduras Joint Venture, employed approximately 15,000 people and provided mobile and fiber-cable services through its digital highways approximately 52 million customers, with a fiber-cable footprint over 14 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg with principal executive offices in Doral, Florida.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, Chief Legal and Compliance Officer

Date: March 26, 2026